Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2011

Pre-tax income from continuing operations	$5,379

Income from equity investees	(217)
Fixed charges	36,184
Total earnings	$41,346

Interest expense (1)	$4,472
Estimated interest within rent expense (2)	31,712
Total fixed charges	$36,184

Ratio of earnings to fixed charges	1.14

(1)             Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)             Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.